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*FOIA Confidential Treatment Request*
January 24, 2006
Via Edgar and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Ms. Nancy Morris
Mr. Jeffrey P. Riedler
Ms. Sonia Barros
BRENT D. FASSETT
(720) 566-4025
fassettbd@cooley.com

Confidential Treatment Requested
Under 17 C.F.R. § 200.83

Re:	Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”)
Confidential Treatment Request
Amendment No. 1 to the Registration Statement on Form S-1
(File No. 333-130644) (the “Registration Statement”)
Ladies and Gentlemen:
We are writing on behalf of the Company pursuant to 17 C.F.R. § 200.83 to request confidential treatment for the indicated portion marked ALXA000-1 of the following document:
Letter from Cooley Godward LLP to the Securities and Exchange Commission, dated January 24, 2006 (attached hereto as Exhibit A).
We hereby request, pursuant to 17 C.F.R. § 200.83 that the selected portions of the attached letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Brent D. Fassett, Esq. of Cooley Godward LLP rather than rely upon the United States mail for such notice. The address and telephone number for Mr. Fassett, the responsible

January 24, 2006

Confidential Treatment Requested
Under 17 C.F.R. § 200.83

representative, is care of Cooley Godward LLP, 380 Interlocken Crescent, Suite 900, Broomfield, Colorado 80021-8023, telephone number (720) 566-4025.
Please acknowledge receipt of this request for confidential treatment by file-stamping the enclosed copy of this request and returning it in the self-addressed stamped envelope provided herewith. If you have any questions or comments regarding the enclosed, please telephone me at the number listed above.
Sincerely,
/s/ Brent D. Fassett
Brent D. Fassett
Enclosure

cc:	FOIA Office
Ms. Suzanne Hayes
Thomas B. King (Alexza Pharmaceuticals, Inc.)
August Moretti (Alexza Pharmaceuticals, Inc.)
James C.T. Linfield, Esq. (Cooley Godward LLP)
Christian J. Scognamillo, Esq. (Cooley Godward LLP)
Alan C. Mendelson, Esq. (Latham & Watkins LLP)
William C. Davisson, III, Esq. (Latham & Watkins LLP)

Exhibit A
Letter to the Securities and Exchange Commission, Dated January 24, 2006